News for Immediate Release

Electrovaya's E-Forklift Battery Performance Remains Strong after Four

Years of Heavy Use

Projected "million mile" battery with a 10+ year lifespan

Toronto, Ontario - March 30, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, today announced that its e-forklift batteries have demonstrated strong performance with negligible degradation after four years of heavy use in a Fortune 100 company's 24/7 distribution centre.

Battery life degradation is an issue with all batteries due to factors such as heavy loads, extreme conditions, overcharging, deep discharging, heavy usage, and less-than-optimal charging between shifts.

Electrovaya's batteries demonstrated negligible degradation of approximately 1% in heavy-duty usage at the Fortune 100 company's distribution centre. The chart below highlights data from January 2018 and February 2022 for a 36V, 35kWh e-forklift battery in use at the facility:

Comparison of Normalised Energy Level at 100% SOC - Jan 2018 vs Feb 2022

"We observed that there is negligible capacity-fade after four years of multi-shift operations," said Dr. Niloofar Zarifi, Electrovaya's data research expert, who studies battery performance using the Company's proprietary Evision software.

"For our e-forklift batteries operating in a 24/7 distribution center, the power consumption is between 0.8 and 1.5 charge cycles per day. A typical forklift running on a 35 kWh battery delivers power roughly equivalent to driving 150 miles on a typical electric car (with a 40KWh battery) per charge cycle. Considering an average of one charge cycle per day and 320 working days in a year, that is the equivalent of driving 48,000 miles every year. In four years, that is equivalent to driving 192,000 miles (or 1,280 charge cycles) with practically no battery degradation, projecting a million mile battery", Dr. Zarifi added.

To put these figures in perspective, the average warranty provided by an electric car manufacturer is approximately 100,000 miles (666 charge cycles) or eight years (whichever comes first) with 75% capacity retention. Electrovaya offers its customers a warranty of up to 9,000 charge cycles or 10 years (whichever comes first).

"Our lithium-ion battery solutions provide very low cost of ownership with no maintenance hassle and very little battery degradation," said Dr. Raj Das Gupta, Chief Operating Officer of Electrovaya. "Our customers are finding real value through increased productivity and operational and cost efficiencies. Meanwhile, we are not standing still. We have significantly upgraded our battery line over the last four years, with higher energy density and advanced battery management systems to generate even stronger performance."

Electrovaya's current line of lithium-ion batteries will be on display at the Company's booth at the MODEX 2022 conference in Atlanta, Georgia on March 28-31, 2022.

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the performance of the Company's lithium ion batteries for material handling, anticipated future performance based on past performance and upgrade of our current battery line, projected million mile battery with 10+ years of life, deployment of the Company's products by the Company's customers, the Company's warranty policy, and the use and performance of batteries and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the performance and life of the Company's products by the Company's customers are based on an assumption that the Company's customers will deploy its products the products in accordance with communicated intentions and in accordance with recommended usage practices. Past performance of the batteries may not be indicative of future performance. Important factors that could cause actual results to differ materially from expectations include but are not limited to usage patterns by customers, environmental factors affecting usage, and normal product quality variation which effects are not predictable. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.